Exhibit (a)(7)

EMCORE CORPORATION

OFFER TO AMEND ELIGIBLE OPTIONS

FORM OF NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS AND COMMITMENT TO MAKE CASH PAYMENT

To                 :

We are pleased to announce that we have completed our Offer to Amend Eligible Options.  As a result of the Offer, we have amended outstanding Eligible Options covering                 shares of our common stock to increase the exercise price of each such option to the Fair Market Value per share of our common stock on the date of grant of the Eligible Option.  In addition, the participants whose Eligible Options have been so amended are now eligible for the Cash Payment in the approximate aggregate amount of $                  to compensate them for the higher exercise prices per share in effect for their Amended Options.

The following chart lists each of your tendered Eligible Options that have been amended.  The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not validly withdrawn prior to the Expiration Date of the Offer.  Accordingly, the Adjusted Exercise Price per share now in effect for each of your amended Eligible Options is indicated below.  Each of your Amended Options will vest in accordance with the same vesting schedule measured from the same vesting commencement date and will have the same exercise period, option term and other conditions in effect for that Eligible Option immediately prior to the amendment.

Date of Grant	Exercise Price Per Share Prior to Amendment ($)	Adjusted Exercise Price Per Share ($)	Number of Shares Underlying Amended Options	Amount of Cash Payment

Total Cash Payment Amount: $_________

In exchange for your agreement to amend your outstanding Eligible Options to increase the exercise prices for those Eligible Options, EMCORE  hereby irrevocably commits to pay you the Cash Payment in the amount of $          .  Internal Revenue Service regulations require that the cash payment not be paid in the same year in which the Eligible Options are amended.  Therefore, the cash payment will be paid on the first regular payroll date after January 1, 2009.  EMCORE  must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as applicable foreign taxes and payments required to be withheld with respect to the Cash Payment.  You will receive only the portion of the Cash Payment remaining after those taxes have been withheld.

This commitment to pay you the Cash Payment is governed by the terms and conditions of the Offer as set forth in the Offer to Amend Eligible Options dated November 19, 2008, the Letter of Transmittal and the Stock Option Amendment and Cash Payment Agreement (collectively, the “Offer Documents”), all of which are incorporated herein by reference.  Accordingly, this commitment and the Offer Documents reflect the entire agreement between you and EMCORE with respect to the amendment of your tendered Eligible Options and the payment of the Cash Payment.

EMCORE CORPORATION

By: _____________________________________

Name: Keith Kosco

Title:	Chief Legal Officer and

Corporate Secretary

Date:	December , 2008